SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Inland Real Estate Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

457461200

(CUSIP Number)

Roberta S. Matlin

Director and Senior Vice President

Inland Real Estate Investment Corporation

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240-13d-1(f) or 240.13d-1(g), check the following box.  ☒

NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 457461200

1)                                   Names of Reporting Person:

Daniel L. Goodwin

2)                                   Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3)                                   SEC Use Only

4)                                   Source of Funds:

OO, PF

5)                                   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6)                                   Citizenship:

United States

Address of Principal Office:

2901 Butterfield Road, Oak Brook, Illinois 60523

	(7)	Sole Voting Power:	2,325
Number of Shares
Beneficially	(8)	Shared Voting Power:	10,912,124
Owned by
Each Reporting Person	(9)	Sole Dispositive Power:	2,325
With
	(10)	Shared Dispositive Power:	10,912,124

11)                           Aggregate Amount Beneficially Owned by Each Reporting Person:

10,914,4491

12)                           Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
☐

13)                           Percent of Class Represented by Amount in Row (11):

12.8%2

14)                           Type of Reporting Person (See Instructions)

HC, IN

1 The number of shares reported as beneficially owned is as of June 3, 2010.

2 The percentage is calculated based on a total of 85,474,902 of the Issuer’s shares of common stock, outstanding as of May 7, 2010.

CUSIP No. 457461200

1)                                   Names of Reporting Person:

The Inland Group, Inc.

2)                                   Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3)                                   SEC Use Only

4)                                   Source of Funds:

OO, WC

5)                                   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6)                                   Place of Organization:

Delaware

Address of Principal Office:

2901 Butterfield Road, Oak Brook, Illinois 60523

	(7)	Sole Voting Power:	0
Number of Shares
Beneficially	(8)	Shared Voting Power:	10,912,124
Owned by
Each Reporting Person	(9)	Sole Dispositive Power:	0
With
	(10)	Shared Dispositive Power:	10,912,124

11)                           Aggregate Amount Beneficially Owned by Each Reporting Person:

10,912,1241

12)                           Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
☐

13)                           Percent of Class Represented by Amount in Row (11):

12.8%2

14)                           Type of Reporting Person (See Instructions)

CO, HC

1 The number of shares reported as beneficially owned is as of June 3, 2010.

2 The percentage is calculated based on a total of 85,474,902 of the Issuer’s shares of common stock, outstanding as of May 7, 2010.

CUSIP No. 457461200

1)                                   Names of Reporting Person:

Inland Real Estate Investment Corporation

2)                                   Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3)                                   SEC Use Only

4)                                   Source of Funds:

OO, WC

5)                                   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6)                                   Place of Organization:

Delaware

Address of Principal Office:

2901 Butterfield Road, Oak Brook, Illinois 60523

	(7)	Sole Voting Power:	0
Number of Shares
Beneficially	(8)	Shared Voting Power:	10,721,931
Owned by
Each Reporting Person	(9)	Sole Dispositive Power:	0
With
	(10)	Shared Dispositive Power:	10,721,931

11)                           Aggregate Amount Beneficially Owned by Each Reporting Person:

10,721,9311

12)                           Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
☐

13)                           Percent of Class Represented by Amount in Row (11):

12.5%2

14)                           Type of Reporting Person (See Instructions)

CO, HC

1 The number of shares reported as beneficially owned is as of June 3, 2010.

2 The percentage is calculated based on a total of 85,474,902 of the Issuer’s shares of common stock, outstanding as of May 7, 2010.

CUSIP No. 457461 20 0

1)                                   Names of Reporting Person:

Inland Investment Stock Holding Corporation

2)                                   Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3)                                   SEC Use Only

4)                                   Source of Funds:

OO, WC

5)                                   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6)                                   Place of Organization:

Nevada

Address of Principal Office:

2901 Butterfield Road, Oak Brook, Illinois 60523

	(7)	Sole Voting Power:	0
Number of Shares
Beneficially	(8)	Shared Voting Power:	7,212,118
Owned by
Each Reporting Person	(9)	Sole Dispositive Power:	0
With
	(10)	Shared Dispositive Power:	7,212,118

11)                           Aggregate Amount Beneficially Owned by Each Reporting Person:

7,212,1181

12)                           Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
☐

13)                           Percent of Class Represented by Amount in Row (11):

8.4%2

14)                           Type of Reporting Person (See Instructions)

CO

1 The number of shares reported as beneficially owned is as of June 3, 2010.

2 The percentage is calculated based on a total of 85,474,902 of the Issuer’s shares of common stock, outstanding as of May 7, 2010.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed by Daniel L. Goodwin, The Inland Group, Inc., Inland Real Estate Investment Corporation and Inland Investment Stock Holding Corporation with the Securities and Exchange Commission (the “SEC”) on February 6, 2009 (the “Initial Statement,” and together with Amendment No. 1 filed with the SEC on June 9, 2009 and Amendment No. 2, the “Schedule 13D”), in connection with the disclosure of certain modifications to previously disclosed agreements relating to the pledge of Shares beneficially owned by the Reporting Persons.  Capitalized terms used in this Amendment No. 2 without being defined herein have the meanings given to them in the Initial Statement, or one of the previous amendments, as applicable.

Item                 3.                                    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by the addition of the following information:

Pursuant to an Advisory Agreement, Adviser has purchased on behalf of Mr. Goodwin a total of 25,000 Shares for an aggregate price of $200,442 from June 15, 2009 through June 3, 2010.  Mr. Goodwin used personal funds or brokerage account margin loans as the source of consideration for the purchases.  During the same time period, Mr. Goodwin purchased 16,232 Shares pursuant to a broker distribution reinvestment plan for an aggregate price of $150,519.

Pursuant to an Advisory Agreement, Adviser has purchased on behalf of various Adviser Clients who are not Reporting Persons a total of 13,000 Shares for an aggregate price of $93,910 from June 15, 2009 through June 3, 2010.  The Adviser Clients used their respective personal funds or brokerage account margin loans as the source of consideration for the purchases.  During the same time period, various Adviser Clients who are not Reporting Persons purchased 25,022 pursuant to broker distribution reinvestment plans for an aggregate price of $219,040.

Item                 5.                                    Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety:

(a)                                 See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the Shares held in the discretionary accounts of the Adviser Clients (as defined in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of any of the Reporting Persons, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares.

(b)                                See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which that Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.

The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)                                  During the past 60 days, Mr. Goodwin effected the following Share transactions, each pursuant to a broker distribution reinvestment plan:

Date	Type of Transaction	No. of Shares	Price Per Share
4/19/2010	Buy	5,140	$9.79
5/17/2010	Buy	5,502	$9.20

During the past 60 days, various Adviser Clients who are not Reporting Persons effected the following Share transactions, each pursuant to broker distribution reinvestment plans:

Date	Type of Transaction	No. of Shares	Price Per Share
4/19/2010	Buy	4,340	$9.79
4/19/2010	Buy	892	$9.60
5/17/2010	Buy	4,646	$9.19

During the past 60 days, no Share transactions have been effected for the accounts of TIGI, IREIC or IISHC.  To the knowledge of TIGI, IREIC and IISHC, respectively, none of their executive officers and directors has effected any transactions in Shares of the Company in the last 60 days, with the exception of the transactions reported by Mr. Goodwin in this Amendment No. 2.

	(d)	None.

	(e)	Not applicable.

Item	6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the addition of the following information:

Pursuant to the Bank of America Pledge Agreement and the corresponding Third Amended and Restated Credit Agreement, each as amended by that certain First Modification of Credit Documents, dated June 30, 2009, and that certain Second Modification of Credit Documents, dated August 14, 2009, IISHC and POC have pledged 7,212,118 and 137,110 Shares, respectively, to Bank of America.  IISHC and POC pledged the Shares as collateral security for a $40 million secured revolving credit facility extended to IREIC, the corporate parent of both IISHC and POC.  The maturity date of this credit facility is June 30, 2010.  The First Modification of Credit Documents and The Second Modification of Credit Documents are attached to this Schedule 13D as Exhibits 7.11 and 7.12, respectively.

Item                 7.                                    Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit Number	Exhibit

7.11	First Modification of Credit Documents, Dated as of June 30, 2009 and Relating to the Third Amended and Restated Credit Agreement

7.12	Second Modification of Credit Documents, Dated as of August 14, 2009 and Relating to the Third Amended and Restated Credit Agreement

7.13	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2010	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Dated: June 5, 2010	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: June 5, 2010	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: June 5, 2010	INLAND INVESTMENT STOCK HOLDING COMPANY

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President